COTCHETT, PITRE & MCCARTHY, LLP
Joseph W. Cotchett (36324)
Nanci E. Nishimura (152621)
Mark C. Molumphy (168009)
Kevin P. O’Brien (215148)
Elizabeth T. Tran (280502)
San Francisco Airport Office Center
840 Malcolm Road, Suite 200
Burlingame, California 94010
Telephone:           (650) 697-6000
Facsimile:              (650) 697-0577

BOTTINI & BOTTINI, INC.
Francis A. Bottini, Jr. (175783)
Yury A. Kolesnikov (271173)
7817 Ivanhoe Avenue, Suite 102
La Jolla, California 92037
Telephone:           (858) 914-2001
Facsimile:              (858) 914-2002

Attorneys For Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN MATEO

ANITA TEVANIAN, individually and on
behalf of all others similarly situated,

 Plaintiff,

 vs.

INTERMUNE, INC., ROCHE
HOLDINGS, INC., DANIEL G. WELCH,
JEAN-JACQUES BIENAIME, LOUIS
DRAPEAU, LARS EKMAN, JAMES I.
HEALY, DAVID S. KABAKOFF, ANGUS
C. RUSSELL, FRANK VERWIEL, KLEE
ACQUISITION CORPORATION, and
DOES 1-25, inclusive,
 Defendants.
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Case No. CIV 530431 CLASS ACTION SHAREHOLDER CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND AIDING AND ABETTING BREACHES OF FIDUCIARY DUTY JURY DEMAND

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

TABLE OF CONTENTS

Page

I.	SUMMARY OF THE ACTION			1

II.	JURISDICTION AND VENUE			4

III.	PARTIES			4

IV.	THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES AND THE “ENTIRE FAIRNESS” STANDARD			6

V.	CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION			7

VI.	SUBSTANTIVE ALLEGATIONS			8

	A.	Background of the Company		8

	B.	The Proposed Acquisition		11

		1	Inadequate Offer Price	13

		2	Unreasonable Deal Protection Devices	15

		3	The Materially Misleading 14D-9	17

VII.	CLASS ACTION ALLEGATIONS			17

VIII.	CAUSES OF ACTION			20

			FIRST CAUSE OF ACTION

			Breach of Fiduciary Duty	20

			SECOND CAUSE OF ACTION	21

			Aiding and Abetting Breaches of Fiduciary Duty	21

IX.	PRAYER FOR RELIEF			22

X.	JURY DEMAND			23

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

Plaintiff Anita Tevanian (“Plaintiff’), by her undersigned attorneys, as and for her class action complaint, alleges upon personal knowledge with respect to herself, and upon information and belief as to all other allegations based upon, inter alia, the investigation of counsel, as follows:
I.           SUMMARY OF THE ACTION

1.           This is a class action brought by Plaintiff on behalf of herself and other public shareholders of InterMune, Inc. (“InterMune” or the “Company”) against InterMune, the members of InterMune’s board of directors (the “Board”), Roche Holdings, Inc. (“Roche”), and Klee Acquisition Corporation (“Merger Sub”) to enjoin the acquisition via a tender offer of all of the outstanding shares of InterMune’s common stock by Roche through its wholly-owned subsidiary, Merger Sub, as detailed herein (the “Proposed Acquisition”).

2.           On August 24, 2014, InterMune and Roche jointly announced that they had entered into a definitive agreement and plan of merger, dated August 22, 2014 (the “Merger Agreement”), pursuant to which Roche will acquire all of the outstanding shares of InterMune’s common stock for $74.00 per share in an all-cash transaction. This corresponds to a total transaction value of $8.3 billion on a fully diluted basis.

3.           Pursuant to the terms of the Merger Agreement, the tender offer was to commence no later than August 29, 2014 and was to be subject to the tender of a number of shares that represents a majority of the total number of outstanding shares on a fully diluted basis. Following completion of the tender offer, the Merger Agreement provides that Roche will acquire all remaining shares at the same price of $74 per share through a second step merger. The closing of the transaction is expected to take place in 2014.

4.           On August 29, 2014, Roche commenced the tender offer for all outstanding shares of common stock of InterMune at a price of $74.00 per share (the “Tender Offer”). Unless extended, the tender offer period will expire at the end of the day on September 26, 2014. Defendants are working quickly to consummate the Tender Offer; absent judicial intervention, the tender offer will close in approximately two weeks.

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

5.           The Tender Offer’s per share price of $74.00 in cash significantly undervalues the Company and is the result of an unfair sales process. If the Tender Offer closes, Roche will acquire InterMune’s lead medicine pirfenidone, which is approved for idiopathic pulmonary fibrosis (“IPF”) in Europe and Canada and under regulatory review in the United States, with decision on the approval from the U.S. Food and Drug Administration (“FDA”) expected by November 2014. IPF is a progressive, irreversible, and ultimately fatal disease characterized by progressive loss of lung function due to fibrosis (scarring) in the lungs. IFP represents a high unmet medical need, with industry analysts forecasting annual sales of about $2 billion, once pirfenidone obtains U.S. approval.

6.           More importantly, the Company is expected next year to begin clinical trials of ten-fold more potent next-generation drugs that could also treat similar damage to the liver and kidneys as well as lungs. Success in this area would be a game-changer, given the high unmet medical need to treat liver and kidney scarring that can be caused by factors such as obesity, diabetes, and alcohol and drug abuse. According to Katherine Xu, an analyst with William Blair & Co., “liver fibrosis is a huge, multibillion-dollar market that’s far bigger than the lung fibrosis market.” “It involves millions of patients in the United States, versus 100,000 [for lung fibrosis].”1  Many analysts have yet to delve into the InterMune pipeline’s potential of treating liver and kidney fibrosis, and thus this was not something that was included in many analysts’ valuation of InterMune. Nor is this significant long-term benefit reflected in Roche’s inadequate tender offer of $74 per share.

7.           In agreeing to the Acquisition, Defendants have breached and are continuing to breach their fiduciary duties to InterMune’s public shareholders. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board has structured the Acquisition to cater to Roche’s interests.

8.           To protect against the threat of alternate topping bids, Defendants have implemented preclusive deal protection devices to protect Roche and its inadequate tender offer.

1 Ransdell Pierson & Bill Berkrot, InterMune Drug May Offer Big Upside to Roche if Aimed at Liver, available at http : //www.reuters.com/article/2014/08/27/us-mtermune-roche-analysis-idUSKBNoGR2C520140827 (published August 27, 2014).

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

Specifically, the Board agreed to: (i) a “no-solicitation” provision, preventing the Company from soliciting, initiating, or facilitating any competing offer; (ii) “matching rights,” providing Roche with three — and in some instances up to five — business days to match any competing offer; and (iii) termination fee of $266 million in certain circumstances where the Company accepts an alternative bid. These deal protection devices effectively precluded any competing bids for InterMune.

9.           As part of the Proposed Acquisition, on August 29, 2014, defendants filed with the U.S. Securities and Exchange Commission (“SEC”) and disseminated to InterMune shareholders a materially misleading Solicitation/Recommendation Statement on Schedule 14D-9 (the “14D-9”) that omitted and/or failed to fully and fairly disclose certain material information about: (i) the sales process; (ii) the Company and its prospects going forward on a stand-alone basis, including the long-term value of the Company’s drugs for potential treatment of liver fibrosis (a potential application of InterMune’s drug that is admittedly not reflected in Roche’s valuation of the Company); (iii) the Board’s consideration of strategic alternatives for the Company and the rationales for pursuing the Proposed Acquisition; (iv) conflicts of interest that burden the Board, its advisors, and Company management; and (v) the data and inputs underlying the fairness opinion of the Board’s financial advisors Centerview and Goldman Sachs.

10.           In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Acquisition. As currently set, the tender offer period will expire on September 26, 2014. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief to enjoin the Proposed Acquisition or to rescind the Proposed Acquisition in the event it is consummated.

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

II.           JURISDICTION AND VENUE

11.           This Court has jurisdiction over the causes of action asserted herein pursuant to the California Constitution, art. VI, §10, because this case is a cause not given by statute to other trial courts.

12.           This Court has jurisdiction over InterMune, Roche, and Merger Sub because the companies conduct business in California and they all have their principal executive offices located in California. This Court has jurisdiction over the Individual Defendants because they reside and/or attend meetings in this state. This action is not removable.

13.           Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

III.           PARTIES

14.           Plaintiff is, and at all times relevant hereto was, a shareholder of InterMune.

15.           Defendant InterMune is a Delaware corporation that maintains its principal executive offices at 3280 Bayshore Boulevard, Brisbane, California 94005. InterMune is a biotechnology company focused on the research, development, and commercialization of innovative therapies for pulmonology and orphan fibrotic diseases. InterMune operates in both North American and Europe. InterMune is a publicly owned company traded on the NASDAQ GS under the symbol “ITMN.”

16.           Defendant Roche is a Delaware corporation with its principal executive offices located at 1 DNA Way, South San Francisco, California 94080. It is a holding company for the Swiss healthcare company F. Hoffman-La Roche AG. According to its website, Roche is the world’s largest biotech company with combined strength in pharmaceuticals and diagnostics. The company discovers, develops, and provides diagnostic and therapeutic products and services that enable patients and healthcare professionals in the detection, prevention, diagnosis, treatment, and monitoring of diseases. Among other things, the company provides pharmaceutical products in areas of oncology, immunology, infectious diseases, ophthalmology, and neuroscience. Roche is a public owned company, whose stock is traded on the SIX Swiss

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

Exchange under the symbol “ROG.VX.” Roche’s common stock is traded in the U.S. on the OTC markets under the symbol “RHHBY.”

17.           Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Roche. Upon completion of the Proposed Acquisition, Merger Sub will merge with and into InterMune and cease its separate corporate existence.

18.           Defendant Daniel G. Welch (“Welch”) is the Chairman of the Board and the Company’s Chief Executive Officer (“CEO”) and President. He has been a member of the Board since September 2003 and has served as the Chairman since May 2008. He has served as the CEO and President of the Company since September 2003.

19.           Defendant Jean-Jacques Bienaime (“Bienaime”) has served as a director on the Board since March 26, 2012, and is a resident of San Mateo County.

20.           Defendant Louis Drapeau (“Drapeau”) has served as a director on the Board since September 2007.

21.           Defendant Lars Ekman (“Ekman”) has served as a director on the Board since September 2006. He has served as the Board’s Lead Independent Director since May 2008.

22.           Defendant James I. Healy (“Healy”) has served as a director on the Board since April 1999. He has served as the interim Chairman of the Board from October 1999 through January 2000.

23.           Defendant David S. Kabakoff (“Kabakoff”) has served as director on the Board since November 2005.

24.           Defendant Angus C. Russell (“Russell”) has served as a director on the Board since October 2011.

25.           Defendant Frank Verwiel (“Verwiel”) has served as a director on the Board since March 2012.

26.           Defendants named in paragraphs 18 through 25 are collectively referred to as the “Individual Defendants” or the “Board.” As directors of InterMune, each of the Individual Defendants owes the highest fiduciary duties of loyalty, due care, candor, and good faith and fair dealing to Plaintiff and the class.

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

27.           The true names and capacities of defendants sued herein under California Code of Civil Procedure § 474 as Does 1 through 25, inclusive, are presently not known to Plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the class.

IV.           THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
AND THE “ENTIRE FAIRNESS” STANDARD

28.           In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium.

29.           To diligently comply with these duties, the directors may not take any action that: (a) adversely affects the value provided to the corporation’s shareholders; (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets; (c) contractually prohibits them from complying with their fiduciary duties; (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

30.           In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of InterMune, were obligated to refrain from: (a) participating in any transaction where the directors’ or officers’ loyalties are divided; (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

31.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated fiduciary duties owed to Plaintiff and the other public shareholders of InterMune, including their duties of loyalty, good faith, candor, due care, and independence, insofar as they (i) engaged in self-dealing; (ii) obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the class; (iii) are choosing not to provide stockholders with all information necessary to make an informed decision in connection with the Proposed Acquisition. As a result of the Individual Defendants’ self-dealing and divided loyalties, Plaintiff and the other class members are not being treated fairly in connection with the Proposed Acquisition. Moreover, neither Plaintiff nor the class will receive adequate or fair value for their InterMune common stock in the Proposed Acquisition.

32.           Because the Individual Defendants have breached their duties of due care, loyalty, and good faith in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price, and terms, is placed upon the Individual Defendants as a matter of law.

V.           CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

33.           In committing the wrongful acts alleged herein, defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. Specifically, during all relevant times, each of the defendants initiated a course of conduct which was designed to permit Roche to buy the Company for an unfair price and via an unfair process.

34.           In addition to the wrongful conduct herein alleged as giving rise to primary liability, defendants further aided and abetted and/or substantially assisted each other in breach of their respective duties as herein alleged. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The defendants’ acts of aiding and abetting included, inter alia, the acts each of

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

them are alleged to have committed in furtherance of the conspiracy, common enterprise, and common course of conduct complained of herein.

VI.           SUBSTANTIVE ALLEGATIONS

A.           Background of the Company

35.           InterMune was incorporated in California in 1998 and reincorporated in Delaware in 2000 in connection with the Company’s initial public offering. InterMune is a biotechnology company focused on the research, development, and commercialization of innovative therapies in pulmonology and orphan fibrotic diseases. The Company manufactures and markets pirfenidone, the only medicine in the world designed to combat IFP, a fatal lung disease.

36.           Pirfenidone is approved for marketing in 30 European countries (28 in EU plus Norway and Iceland) and Canada under the trade name Esbriet and in Japan and South Korea where it is marketed by Shionogi & Co. Ltd under the trade name Pirespa. Under different trade names, pirfenidone is also approved for the treatment of IPF in China, India, and Argentina.

37.           Although pirfenidone is currently not approved for marketing in the United States, the prospects for bringing the drug to market in the U.S. are highly promising. Pirfenidone is currently in Phase 3 clinical trials in the U.S. Earlier this year, InterMune reported positive data for the new trial the FD4 asked it to conduct to prove the treatment works. The results of a study performed in February 2014 and published in the New England Journal of Medicine in May 2014 indicate that treatment with pirfenidone led to a 47.9% reduction in the number of patients who either died or saw the amount of air they could exhale decline 10%. In July 2014, the FDA granted pirfenidone “breakthrough therapy designation,” which is reserved for drugs that are intended to treat a serious or life-threatening disease to condition and preliminary clinical evidence indicates the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Pirfenidone could receive FDA approval by November 23, 2014.

38.           Wells Fargo & Co. estimates that sales of pirfenidone could surpass $1 billion in global revenue by 2019. According to Reuters, other industry analysts forecast annual sales of

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

about $2 billion if pirfenidone gains U.S. approval, thereby giving Roche a very valuable and lucrative addition to its respiratory franchise.

39.           In addition to InterMune, Boehringer Ingelheim GmbH, a privately held German company, is also seeking approval for an IPF drug. According to Katherine Xu, an analyst with William Blair, the prospects for InterMune’s therapy look better, based on the data the two companies presented at the American Thoracic Society in May. According to the same analyst, “the IPF market is wide open” and “there’s no competition to these two drugs in the next five to seven years, and InterMune definitely has an edge over the Boehringer Ingelheim compound. It could be a blockbuster drug.”2

40.           But the true value of pirfenidone could actually be in its potential to treat liver fibrosis. InterMune was expected next year to begin clinical trials of ten-fold more potent next-generation drugs that could also treat similar damage to the liver and kidneys as well as lungs. According to Reuters, success there could be a game-changer, given the unmet medical need to treat liver and kidney scarring that can be caused by factors such as obesity, diabetes, and alcohol and drug abuse. According to Katherine Xu, an analyst with William Blair, “liver fibrosis is a huge, multibillion-dollar market that’s far bigger than the lung fibrosis market.”3 The liver fibrosis market is so lucrative because it involves millions of patients in the U.S., while the liver fibrosis affects about 100,000 patients.

41.           Analysts believe that if pirfenidone is successful in treating liver fibrosis and InterMune and Roche are able to enter the liver fibrosis market, it would send both companies to the top of the industry. Many analysts, however, have yet to delve into the InterMune’s pipeline’s potential of treating liver and kidney fibrosis, and, therefore, this is not something that most analysts’ have included in their valuation of InterMune. Nor is this potential for a blockbuster treatment reflected in Roche’s current tender offer.

2 Tara Lachapelle, InterMune Wild Ride Set to Pay Off with Drug: Real M&A, available at http ://www.bloomberg.cominews/2014-08-13/intermune-wild-ride-set-to-pay-off-with-drug-real-m-a.html (published August 14, 2014).
3 Ransdell Pierson & Bill Berkrot, InterMune Drug May Offer Big Upside to Roche if Aimed at Liver, available at http://www.reuters.com/article/2014/08/27/us-intermune-roche-analysis-idUSKBNoGR2C520140827 (published August 27, 2014).

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

42.           In addition to the strong prospects of pirfenidone in the U.S., InterMune has reported steady growth over the last several quarters. For example, on July 24, 2013, InterMune reported results for the second quarter of 2013, ending on June 30, 2013. The Company reported Esbriet revenue of $14.4 million, compared with $5.5 million of Esbriet revenue in the same quarter of 2012. According to Welch, this was the seventh consecutive quarter of revenue growth of Esbriet since its first launch in Germany in September 2011.

43.           On October 30, 2013, InterMune reported results for the third quarter of 2013, ending on September 30, 2013. The Company announced its eighth consecutive quarter of revenue growth, reporting Esbriet revenue of 2013 of $19.7 million, compared with $7.5 million of Esbriet revenue in the third quarter of 2012, an increase of 163 percent.

44.           On January 9, 2014, InterMune reported results for the fourth quarter of 2014, ending on December 31, 2013. The Company announced its ninth consecutive quarter of revenue growth, reporting that revenue from its Esbriet product grew by 168 percent in 2013 to approximately $70.2 million.

45.           On February 25, InterMune reported top-line results from the ASCEND Phase 3 trial of pirfenidone in IPF. In ASCEND, pirfenidone significantly decreased the decline in percent predicted forced vital capacity between Baseline and Week 52. Significant treatment effects were demonstrated on both of the two key secondary endpoints of six-minute walk test distance change and progression-free survival. A pre-specified analysis of the pooled population across ASCEND and the two Phase 3 CAPACITY studies taking CAPACITY mortality data through Week 52 showed that the risk of all-cause mortality was reduced by 48% in the pirfenidone group compared to the placebo group.

46.           On May 1, 2014, InterMune reported results for the first quarter of 2014, ending on March 31, 2014. The Company announced its tenth consecutive quarter of revenue growth, reporting Esbriet revenue of $30.3 million, compared with $10.5 million in the same quarter a year earlier, an increase of 188 percent. The Company also reported that sequentially, Esbriet revenue in the first quarter of 2014 increased 18 percent from $25.7 million in the fourth quarter of 2013.

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

47.           On August 6, 2014, InterMune reported results for the second quarter of 2014, ending on June 30, 2014. The Company announced its eleventh consecutive quarter of revenue growth, reporting Esbriet revenue of $35.7 million, compared with $14.4 million in the second quarter of 2013, an increase of 148 percent. The Company also report that sequentially, Esbriet revenue in the second quarter of 2014 increased 18 percent from $30.3 million in the first quarter of 2014.

48.           Commenting on these favorable financial results, Welch stated:
We are pleased to report an exceptionally strong quarter with excellent progress demonstrated in all areas of our business. We had a substantial presence at the International Conference of the American Thoracic Society, where the ASCEND Phase 3 results were presented and simultaneously published in the New England Journal of Medicine. We announced in early July that the pirfenidone NDA resubmission had been accepted by the FDA and assigned a target PDUFA date of November 23, 2014. On July 17 the FDA assigned Breakthrough Therapy Designation status for pirfenidone. We recently accelerated our preparations for the potential U.S. launch of pirfenidone to be prepared to launch in Q4 2014, versus our previous plan of Qi 2015. We achieved continued Esbriet revenue growth in Europe and Canada and made strong progress with our pirfenidone life cycle management programs and our anti-fibrotic research programs.

B.           The Proposed Acquisition

49.           On August 22, 2014, without adequately shopping the company, the Board agreed to the Proposed Acquisition and the Merger Agreement was executed.

50.           On August 24, 2014, InterMune and Roche issued a joint press release announcing the Proposed Acquisition, which stated, in pertinent part:

BASEL, 24 August 2014 — Roche (SIX: RO, ROG, OTCQX: RHHBY) and InterMune, Inc. (NASDAQ. ITMN) today announced they have entered into a definitive merger agreement for Roche to fully acquire InterMune at a price of US$ 74.00 per share in an all- cash transaction. This corresponds to a total transaction value of US$ 8.3 billion on a fully diluted basis. This offer represents a premium of 38% to InterMune’s closing price on 22 August 2014 and a premium of 63% to InterMune’s unaffected closing price on 12 August 2014. The merger agreement has been approved by the boards of InterMune and Roche.

Under the terms of the merger agreement, Roche will commence a tender offer no later than 29 August 2014, to acquire all outstanding shares of InterMune common stock, and InterMune will file a recommendation statement containing the unanimous recommendation of the InterMune board that InterMune’s shareholders tender their shares to Roche. The transaction is expected to be neutral to core earnings per share in 2015 and accretive from 2016 onwards.

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

The acquisition of lnterMune, a Brisbane, California based biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and fibrotic diseases, will allow Roche to broaden and strengthen its respiratory portfolio globally. InterMune’s lead medicine pirfenidone is approved for idiopathic pulmonary fibrosis (IPF) in the EU and Canada and under regulatory review in the United States IPF is a progressive, irreversible and ultimately fatal disease characterized by progressive loss of lung function due to fibrosis, or scarring, in the lungs. Roche markets Pulmozyme and Xolair in the US and has other novel therapeutic medicines targeting respiratory diseases in clinical development.

Commenting on the transaction, Severin Schwan, CEO of Roche, said, “We are very pleased that we reached this agreement with InterMune. Our offer provides significant value to InterMune’s shareholders and this acquisition will complement Roche’s strengths in pulmonary therapy. We look forward to welcoming InterMune employees into the Roche Group and to making a difference for patients with idiopathic pulmonary fibrosis, a devastating disease.”

Roche plans a smooth transition of InterMune employees and operations into the Roche organization, ensuring readiness for an expected launch of pirfenidone in the US in 2014. Commenting on the transaction, InterMune’s Chairman, CEO and President, Dan Welch, said, “This merger recognizes the significant value created by our team’s commitment, hard work and execution for more than a decade to develop and commercialize treatment options for IPF patients and their families. Roche shares our passion and commitment to the’IPF community and to ensuring that pirfenidone is available as quickly as possible to patients in the United States, pending FDA approval. Roche’s global resources and scale will not only facilitate and accelerate our ability to deliver pirfenidone to more patients around the world, but also to realize our Joint vision to bring additional innovative therapies to patients with respiratory diseases.”

Pirfenidone has been marketed by InterMune in the EU and Canada as Esbriet® since regulatory approval in 2011 and 2012 respectively. After previous regulatory review in the USA in 2010, the Food and Drug Administration (FDA) recommended an additional Phase 3 clinical trial to support the efficacy of pirfenidone. The results of this study, the ASCEND trial, were part of the new drug application (NDA) resubmission that InterMune made in May 2014. On 17 July 2014 pirfenidone received breakthrough therapy designation from the FDA. This designation is reserved for drugs that are intended to treat a serious or life- threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. The target action date, also known as the PDUFA date, for the pirfenidone NDA is 23 November 2014.

In addition to pirfenidone, InterMune has research programs exploring new targets and pathways that may ultimately lead to improved treatment options for people with IPF, and other fibrotic diseases.

Terms of the agreement

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all of the outstanding shares of InterMune’s common stock at a price of US $74 oo per share in cash. The closing of the tender offer will be subject to the tender of a number of shares that represents a majority of the total number of outstanding shares on a fully diluted basis. In addition, the transaction is subject to the expiration or termination of the waiting period under the Hart-

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

Following completion of the tender offer, Roche will acquire all remaining shares at the same price of US $74.00 per share through a second step merger. The closing of the transaction is expected to take place in 2014.

Citi is acting as financial advisor to Roche and Davis Polk & Wardwell LLP is acting as legal counsel to Roche. Centerview Partners and Goldman Sachs are acting as financial advisors to InterMune and Cravath, Swaine & Moore LLP is acting as legal counsel to InterMune.

51.           As evidenced by the 14D-9, in agreeing to the Proposed Acquisition, the Board engaged in a faulty process that failed to maximize shareholder value. Despite being approached by at least four entities other than Roche, the Board did not solicit or actively engage any potential acquirors other than Roche. The Individual Defendants breached their fiduciary duties by failing to perform a market check on Roche’s offer. At the very least, the Individual Defendants should have ensured that a go-shop provision was included in the Merger Agreement. Instead, the Individual Defendants disregarded their responsibilities and allowed Roche to expeditiously lock up the deal.

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1.           Inadequate Offer Price

52.           The consideration offered to InterMune public shareholders in the Tender Offer is unfair and grossly inadequate because, among other things, the intrinsic value of InterMune common stock is materially in excess of the amount offered. The Proposed Acquisition will deny class members their right to share equitably in the true value of the Company by denying them the opportunity to participate in any future earnings or growth of the Company or the combined company or to benefit from any potential future appreciation in the value of the shares, including any value that could be achieved if the Company engages in future strategic or other transactions and/or is successful in commercializing pirfenidone or any other product candidates in the United States.

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

53.           The Individual Defendants breached the fiduciary duties they owe to Plaintiff and the Company’s public shareholders because those shareholders will not receive adequate or fair value for their InterMune common stock in the Proposed Acquisition.

54.           Rather than permitting the Company’s shares to trade freely and allowing its public shareholders to reap the benefits of the Company’s increasingly positive long¬term prospects, the Individual Defendants have acted for their personal benefit and the benefit of Roche and to the detriment of Plaintiff and the Company’s shareholders, by entering into the Proposed Acquisition for aninadequate consideration.

55.           The consideration offered to InterMune shareholders in the Proposed Acquisition is grossly inadequate, particularly given InterMune’s prospects for future growth and earnings. Notably, Centerview’s Selected Comparable Public Company Analysis and Selected Precedent Transaction Analysis both indicate valuations for InterMune shares above the Tender Offer price. Likewise, Goldman Sachs’ Premia Paid Analysis, Illustrative Present Value of Future Share Price Analysis, and Illustrative Discounted Cash Flow Analysis all indicate that the value of InterMune shares is higher than the Tender Offer price. In fact, Goldman Sachs’ Illustrative Present Value of Future Shares Price Analysis values shares of InterMune common stock as high as $124.23 per share.

56.           Additionally, the Tender Offer price fails to adequately compensate Plaintiff and other InterMune shareholders for the significant synergies created by the Proposed Acquisition. Indeed, in the August 24, 2014 joint press release, Roche acknowledged that the acquisition will allow Roche to “broaden and strengthen its respiratory portfolio globally” and add the treatment of respiratory disorders to its existing portfolio.

57.           The Tender Offer price also does not adequately take into account the potential blockbuster treatment for IPF once pirfenidone receives FDA approval in the U.S. Analysts estimate that the sales of pirfenidone for treatment of lung fibrosis could surpass $1 billion in global sales. More importantly, success in treating liver fibrosis would be a game-changer, giving Roche access to a multibillion-dollar market. The Proposed Acquisition will deny

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

Plaintiff and the class of their right to share proportionally and equitably in the true value of the Company’s profitable business and its future growth in profits and earnings.

58.           Having failed to maximize the sale price for the Company, the Individual Defendnats breached the fiduciary duties they owe to Plaintiff and InterMune’s public shareholders because InterMune has been improperly valued and shareholders will not likely receive adequate or fair value for their InterMune common stock.

2.           Unreasonable Deal Protection Devices

59.           In addition to the inadequate consideration offered to Plaintiff and other InterMune shareholders, the entire process deployed by InterMune and Roche was also unfair and inadequate. Namely, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that together operate to favor Roche and to deter any alternative bids.

60.           For example, Section 5.03 of the Merger Agreement, entitled “No Solicitation,” contains a provision barring the Board and any Company representatives from attempting to procure a price in excess of the amount offered by Roche. It further demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Specifically, Section 5.03 states in relevant part:

The Company shall not, nor shall it authorize or permit any Company Subsidiary or any of its or their respective Representatives to, (A) directly or indirectly solicit, initiate or knowingly facilitate or encourage the submission of any Company Takeover Proposal or any inquiry relating thereto, (B) enter into any agreement or understanding with respect to any Company Takeover Proposal or (C) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to or in connection with, or take any other action intended to facilitate or encourage the making of any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal.

61.           In addition, the fiduciary out provided in the Merger Agreement is too constrained to allow the Company to attract higher offers. A Company Takeover Proposal is defined as a proposal or offer for 20% or more of the aggregate voting power of the capital stock of the Company. The Board can only seriously entertain a Company Takeover Proposal if it believes that it will lead to a Superior Proposal, which is defined in the Merger Agreement as being a

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

Company Takeover Proposal that, if consummated, would result in a person or group acquiring at least 50% of the aggregate voting power of the Company’s capital stock. To fend off any such proposal, the Merger Agreement provides Roche with information rights requiring the Company to notify Roche within 24 hours of receipt of a Company Takeover Proposal.

62.           Furthermore, the Merger Agreement contains an Adverse Recommendation Clause that states in relevant part:

The Company Board shall not make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(g) unless (A) the Company shall have provided Parent with written notice at least three business days before taking that action setting forth the Company’s intention to take such action and containing (x) if such action is intended to be taken in response to a Superior Company Proposal, a copy of the most current version of the proposed agreement under which the transaction contemplated by such Superior Company Proposal is proposed to be consummated and the identity of the Person making the Superior Company Proposal or (y) if such action is intended to be taken in circumstances involving an Intervening Event, a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action, and (B) Parent does not make, within the foregoing three business day period, a binding proposal to amend or modify this Agreement that (x) in the case of any action intended to be taken in response to a Superior Company Proposal, is in the good faith judgment of the Company Board at least as favorable to the stockholders of the Company as such Superior Company Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Company Proposal shall require a new written notification from the Company and a new two business day period under this Section 5.03(f)), or (y) in the case of any action intended to be taken in circumstances involving an Intervening Event, obviates the need for taking such action. During any such three or two business day period referred to in the preceding sentence, the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent with respect to any revisions proposed by Parent to the terms of this Agreement and the Transactions.

63.           In addition to giving Roche matching rights, the Merger Agreement requires the Board to provide Roche with at least three business days — and in some instances up to five business days — to allow Roche an opportunity to adjust the terms and conditions of the Merger Agreement so that the competing proposal ceases to be a superior proposal

64.           The Merger Agreement, in Section 8.01, also provides for InterMune to pay Roche a termination fee of $266 million in certain circumstances where the Company accepts an alternative bid. At the same time, the Merger Agreement is unfair because it does not contain a reverse termination fee that Roche would have to pay to InterMune.

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

65.           The effect of these preclusive deal protection devices is to restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Moreover, the Merger Agreement unfairly ensures that any “auction” will favor Roche, who will be able to piggy-back upon the due diligence (and financial outlay) of the foreclosed second bidder. Accordingly, no rival bidder is likely to emerge.

3.           The Materially Misleading 14D-9

66.           On August 29, 2014, Defendants filed the materially misleading 14D-9. The 14D-9 omitted and/or failed to fully and fairly disclose certain material information about: (i) the sales process; (ii) the Company and its prospects going forward on a stand-alone basis, including the potential value of the Company’s drugs to treat liver fibrosis as well as ailments affecting the kidneys and lungs; We the Board’s consideration of strategic alternatives for the Company and the rationales for pursuing the Proposed Acquisition; (iv) conflicts of interest that burden the Board, its advisors, and Company management; and (v) the data and inputs underlying the fairness opinion of the Board’s financial advisors Centerview and Goldman Sachs.

VII.           CLASS ACTION ALLEGATIONS

67.           Plaintiff brings this action on her own behalf and as a class action pursuant to California Code of Civil Procedure § 382 on behalf of all holders of InterMune stock who are being and will be harmed by Defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

68.           This action is properly maintainable as a class action.

69.           The Class is so numerous that joinder of all members is impracticable. According to InterMune’s SEC filings, there are more than 108.3 million shares of InterMune common

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

stock outstanding as of August 27, 2014, held by hundreds if not thousands of shareholders geographically dispersed across the country.

70.           There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)           whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b)           whether the Individual Defendants are engaging in self-dealing and/or unjustly enriching themselves in connection with the Proposed Acquisition;

(c)           whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(d)           whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty, and fair dealing;

(e)           whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company;

(f)           whether the Tender Offer compensation payable to Plaintiff and the Class is unfair and inadequate;

(g)           whether InterMune, Roche, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty, and

(h)           whether Plaintiff and the other members of the Class would suffer irreparable injury unless Defendants’ conduct is enjoined.

71.           Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

72.           Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

73.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and would establish incompatible standards of conduct for the party opposing the Class.

74.           Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

75.           Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

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Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

VIII.           CAUSES OF ACTION

FIRST CAUSE OF ACTION

Breach of Fiduciary Duty

(Against the Individual Defendants)

76.           Plaintiff repeats and realleges each allegation set forth herein.

77.           The Individual Defendants have violated fiduciary duties of care, loyalty, candor, and independence owed under applicable law to the public shareholders of InterMune and have acted to put their personal interests ahead of the interests of InterMune’s shareholders.

78.           By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of Plaintiff and other members of the Class and are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in InterMune.

79.           As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor, and independence owed to the shareholders of InterMune because, among other reasons:

(a)           they failed to properly value InterMune; and

(b)           they failed to take steps to maximize the value of InterMune to its public shareholders, instead favoring their own interests.

80.           Because the Individual Defendants dominate and control the business and corporate affairs of InterMune, and are in possession of private corporate information concerning InterMune’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of InterMune which makes it inherently unfair for the Individual Defendants to pursue any proposed transaction wherein they will reap disproportionate benefits, which will absolve them of their liabilities, to the detriment of the shareholders.

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

81.           By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

82.           As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury as a result of defendants’ self-dealing.

83.           Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

84.           The Individual Defendants are engaging in self-dealing, are not acting in good faith toward Plaintiff and the other members of the. Class, and have breached and are breaching their fiduciary duties to the members of the Class.

85.           Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Aiding and Abetting Breaches of Fiduciary Duty

(Against Defendants InterMune, Roche, and Merger Sub)

86.           Plaintiff repeats and realleges every allegation set forth herein.

87.           Defendants InterMune, Roche, and Merger Sub aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of InterMune, including Plaintiff and the members of the Class.

88.           The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

89.           By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

90.           InterMune, Roche, and Merger Sub colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class. In so doing, InterMune, Roche, and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Acquisition in breach of their fiduciary duties.

91.           InterMune, Roche, and Merger Sub have participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. InterMune, Roche, and Merger Sub obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. InterMune, Roche, and Merger Sub will benefit from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

92.           Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

93.           Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

IX.           PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief against Defendants as follows:

A.           Declaring that this action is properly maintainable as a class action;

B.           Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from closing the Tender Offer and/or consummating the Proposed Acquisition, unless and until the Individual Defendants adopt and implement a fair procedure or process to sell the Company;

C.           Declaring that the Individual Defendants have breached their fiduciary duties to Plaintiff and the Class;

D.           Directing the Individual Defendants to exercise their fiduciary duties to secure the best possible consideration for InterMune and to obtain a transaction which is in the best interests of InterMune’s shareholders;

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty

E.           Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

F.           Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.           Granting such other and further equitable and/or injunctive relief as this Court may deem just and proper.

X.           JURY DEMAND

Plaintiff demands a trial by jury.

Dated: September 15, 2014
Respectfully submitted,

Cotchett, Pitre & McCarthy, LLP
Joseph W. Cotchett (36324)
Nanci E. Nishimura (152621)
Mark C. Molumphy (168009)
Kevin P. O’Brien (215148)
Elizabeth T. Tran (280502)
/s/ Mark C. Molumphy
Mark C. Molumphy

San Francisco Airport Office Center
840 Malcolm Road, Suite 200
Burlingame, California 94010
Telephone:            (650) 697-6000
Facsimile:               (650) 697-0577

Bottini & Bottini, Inc.
Francis A. Bottini, Jr.
Yury A. Kolesnikov
7817 Ivanhoe Avenue, Suite 102
La Jolla, California 92037
Telephone:            (858) 914-2001
Facsimile:               (858) 914-2002

Attorneys for Plaintiff

Complaint for Breach of Fiduciary Duty and Aiding and Abetting Breaches of Fiduciary Duty